Exhibit 99.1

YAMANA GOLD ANNOUNCES SENIOR MANAGEMENT APPOINTMENT

TORONTO, ONTARIO, July 8, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced Barry Murphy has joined the Company’s senior management as Senior Vice President, Technical Services, effective September 3, 2014.    In his new role, Mr. Murphy will be responsible for all project development and construction, and help develop Yamana’s strategy for optimizations, expansions and corporate development.

“We are very pleased that Barry has joined us and we are confident that he will be instrumental in advancing our many projects and development plans,” said Peter Marrone, Chairman and Chief Executive Officer.  “His extensive experience in both open pit and underground mines will be a significant addition to our management efforts.”

Mr. Murphy has over 25 years of diverse mining and mineral processing experience in Africa and South America.

Mr. Murphy most recently held the position of Vice President Projects, Copper Division at Anglo American Corporation (“Anglo American”).  After joining Anglo American in 1987 as a junior engineer, Mr. Murphy progressed through increasingly senior positions across various divisions in numerous operational and technical capacities on both open pit and underground mines throughout the organization.  From 2000 – 2002, Mr. Murphy held management positions at engineering and construction services firms Hatch and Murray & Roberts – Cementation Limited before returning to Anglo American.

Mr. Murphy holds a Bachelor’s of Science in Mechanical Engineering from the University of the Witwatersrand, Johannesburg and a Bachelor’s of Commerce from the University of South Africa.  In addition, Mr. Murphy is a certified Professional Engineer with the Engineering Council of South Africa and a Project Management Professional with the Project Management Institute.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico, and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com